EXHIBIT 9.06

Vapor Group, Inc. 3901 SW 47th Avenue Suite 415 Davie, Florida 33314 Phone (954) 792-8450

PRESS RELEASE – FOR IMMEDIATE RELEASE

Vapor Group, Inc., VPOR, Closes $1,235,000 Private Placement For Business Expansion

Davie, FL – May 6, 2014– Vapor Group, Inc., (OTC.QB: “VPOR”), (the “Company”, “Vapor Group”), announced today that it had closed a private placement with Hanover Holdings I, LLC (“Hanover”), an affiliate of Magna Group (“Magna”), in aggregate principal amount of $1,342,391.17 in 8% Senior Convertible Notes (“Notes”) due twelve months from the date of issuance. The Notes were purchased by Hanover for $1,235,000. Proceeds from the Notes will be used by the Company to expand its business by, among other things, increasing product inventories for its brands and for expansion of the sales and marketing of its newly acquired subsidiary, American Vaporizer, LLC, including the purchase of additional inventories of product and e-liquids for its “American Smoke” brand.

Vapor Group’s President and CEO, Dror Svorai said, “We are delighted to have closed this private placement, the proceeds from which we are immediately using to increase our inventories of e-liquids, e-cigarettes and vaporizers. A continuing challenge for us has been that because we have been experiencing a non-stop accelerated product demand, we have constantly been required to increase our inventory investment. As a result, we needed to seek the best financing agreement attainable to fund the extra inventory. Hanover came through for us.

Under terms of the private placement, after six months from issuance, or October 29, 2014, The Notes may be converted, in whole or in part, at Hanover’s option, at a fixed conversion price of $0.15 per share of the Company’s common stock and subject to certain limitations and exceptions stated within the Notes as detailed in the corresponding Form 8-K to be filed in conjunction with this press release.

Neither the Notes, nor the shares of Vapor Group’s Common Stock issuable upon any future conversion of the Notes, have been registered under the Securities Act of 1933, and none of these securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction where such offer or solicitation would be unlawful.

Vapor Group, Inc. 3901 SW 47th Avenue Suite 415 Davie, Florida 33314 Phone (954) 792-8450

About the Vapor Group
Vapor Group, Inc., www.vaporgroup.com, is in the business of designing, developing, manufacturing and marketing high quality, vaporizers and e-cigarette brands which use state-of-the-art electronic technology and specially formulated, “Made in the USA” e-liquids, which may or may not contain nicotine. It offers a range of products with unique e-liquid flavors that is unmatched in our industry. Its products are marketed under the Vapor Group, Total Vapor, Vapor 123, and Vapor Products brands. It sells nationwide through distributors, wholesalers and directly to consumers through its own websites and direct response advertising.

All of its E-cigarettes consist of a long-life battery, a heating element, a cartridge filled with an “e-liquid” and an atomizer which when heated, vaporizes the e-liquid. Because E-cigarettes are not “lit” like regular cigarettes, they don’t create flame, smoke from burning, ash, tar, noxious fumes or leftover “cigarette butts”. As a result, they may be used virtually anywhere.

Vapor Group is committed to providing E-cigarettes that are convenient and economical to use, safer and healthier than traditional smoking, and which provide a flavorful, enjoyable smoking experience.

Vapor Group, Inc. is managed by a highly experienced team of executives committed to responsible business policies and practices, including the marketing of our products only to those eighteen years of age or older, not making or avoiding claims about our product health benefits, and fulfilling the requirements of all applicable laws and regulations.

Safe Harbor Statement:
Forward-Looking Statements Disclaimer: A number of the matters and subject areas discussed in this news release that are not historical or current facts deal with potential future circumstances and developments, including among others, the timing of the closing of the private placement and the amount of gross proceeds and the use of net proceeds from the private placement. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from Vapor Group’s actual future experience involving any of or more of such matters and subject areas. Such risks and uncertainties include those related to our ability to complete the transactions contemplated by the private placement, our ability to realize the expected benefits of the private placement, the sufficiency of the capital raised in the private placement and the ability of Vapor Group to raise additional capital, the extent of dilution of the holdings of our current stockholders upon conversion or exercise of securities issued in connection with capital raising efforts, the early stage of Vapor Group products in development, the uncertainty of market acceptance of products, the uncertainty of development or effectiveness of distribution channels, the intense competition in the medical device industry, the uncertainty of capital to develop products or continue as a going concern, the uncertainty of regulatory approval of products, dependence on licensed intellectual property, as well as those that are more fully described from time to time under the heading “Risk Factors” in Vapor Group’ reports filed with the Securities and Exchange Commission, including Vapor Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, and subsequent quarterly reports.

CONTACT:
Vapor Group, Inc. 954-792-8450